UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FreshMynd Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 1, 2017

Physical address of issuer
10390 Farallone Dr, Cupertino, CA 95014

Website of issuer
www.freshmynd.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
February 17th, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 16, 2017

FORM C

Up to $1,070,000.00

FreshMynd Inc.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FreshMynd Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities -- The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a commission equivalent to 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive a commission equivalent to 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.freshmynd.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 16, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR' S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER' S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company' s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not

guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company' s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 12
RISK FACTORS 13
BUSINESS...31
USE OF PROCEEDS...34
DIRECTORS, OFFICERS AND EMPLOYEES...35
CAPITALIZATION AND OWNERSHIP...37
FINANCIAL INFORMATION 39
THE OFFERING AND THE SECURITIES 40
TAX MATTERS..45
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............46
OTHER INFORMATION 46
SIGNATURE 47
EXHIBITS...49
EXHIBIT A 50
EXHIBIT B 51
EXHIBIT C 52

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company' s website at: www.freshmynd.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company' s management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the

date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FreshMynd Inc. (the "Company") is a Delaware Corporation, formed on August 1, 2017.

The Company is located at 10390 Farallone Dr, Cupertino, CA 95014.

The Company' s website is www.freshmynd.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We sell health supplements to parents of children with ADHD as well as adults with ADHD in the United States. We formulate and source our products from multiple vendors around the world.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00

Offering deadline	February 17th, 2018
Use of proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 43 hereof.

*These numbers do not include any commission paid to Republic in the form of SAFEs.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing. We are a startup Company and our business model currently focuses on product formulation and production of first batches rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the first 60 days, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on August 1, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company' s business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the Minimum amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Devesh Sharma and Seema Lindskog who are respectively President from 8/1/2017 to present, Chief Financial Officer from 8/1/2017 to present and Chief Executive Officer from 8/1/2017 to present, Secretary from 8/1/2017 to present of the Company. The Company has or intends to enter into employment agreements with Devesh Sharma and Seema Lindskog although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Devesh Sharma and Seema Lindskog or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products or services and thus may be better equipped than us to develop and commercialize products or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which

would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Devesh Sharma and Seema Lindskog in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Devesh Sharma and Seema Lindskog die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company' s products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company' s products and may reduce demand for the Company' s products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we plan to maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials or other commodities. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials and food ingredients as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a considerable time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and supplements distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of health supplements are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis if current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials and other shipping materials from a number of third-party suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.

The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.

The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, WholeFoods, etc., require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer

to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a health supplement company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA' s regulations and any such non-compliance could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We may experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our distributors, timely and efficiently distributing inventory to distributors, maintaining an appropriate mix and level of inventory at the distributors and effectively managing

pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, [international trade] or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e- commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have a physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have

collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management' s time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client' s business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the

terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of the Chief Executive Officer as well as the President of the Company.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company' s current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company' s management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company' s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future

equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We sell health supplements to mitigate the effects of ADHD. We formulate and source our products from multiple vendors around the world.

Business Plan
Our flagship product, TrueClarity, is a complete set of the right vitamins, minerals, oils, probiotics and herbs. TrueClarity does not contain high fructose corn syrup, artificial flavors, or artificial colors. TrueClarity will be sold online and in grocery chains such as Whole Foods as well as health and specialty food stores. TrueClarity is packaged in 4 chewable tablets, one single serve packet of Omega 3/6 and wrapped with colorful, eye-catching labels and currently comes in blueberry, orange and green apple flavors. We intend to expand the TrueClarity presence and become a science backed health conscious choice.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
True Clarity	Daily supplements: a set of vitamins, minerals, oils, probiotics and herbs. We have the preliminary formulation and packaging ready and will complete the formulation to start production using the proceeds of the Offering.	Parents with children impacted by ADHD and adults with ADHD in the United States

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We are hoping to expand our offerings to 3 by the end of this year using the proceeds of the Offering.

We will offer our products mainly via our online website and through selected third-party retail stores.

Competition
There is a large number of available supplements with varying claims as to their benefits.

The markets in which our products are sold are highly competitive. Our products compete against comparable products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private label brands. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base
Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.

Our customers are initially parents with children impacted by ADHD as well as adults with ADHD in the United States.

Intellectual Property
The Company is not dependent on any intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU")]. These laws and regulations are subject to change. A dietary supplement is defined as a product taken by mouth containing a dietary ingredient intended to supplement the diet. Dietary ingredients include vitamins, minerals, herbs or other botanicals, and amino acids. In 1994, Congress passed the Dietary Supplements Health and Education Act (DSHEA), an important piece of legislation which provided a regulatory framework for assuring the safety of dietary supplements. DSHEA granted the U.S. Food and Drug Administration (FDA) authority to establish regulations regarding dietary supplement manufacturing, regulating health claims and labeling of dietary supplements, and creating governmental bodies to encourage research on supplements (Office of Dietary Supplements) and dietary supplement label claims (Commission on Dietary Supplement Labels). Dietary supplements are regulated products. Dietary supplement marketing, manufacturing, labeling, and advertising are all covered by regulations enforced by FDA and the Federal Trade Commission. Unlike drugs, supplements are not intended to treat, diagnose, prevent, or cure diseases. That means supplements should not make claims, such as "reduces pain" or "treats heart disease." Claims like these can only legitimately be made for drugs, not dietary supplements. Dietary supplements include such ingredients as vitamins, minerals, herbs, amino acids, and enzymes. Dietary supplements are marketed in forms such as tablets, capsules, softgels, gelcaps, powders, and liquids. Under existing law, including the Dietary Supplement Health and Education Act passed by Congress in 1994, the FDA can take action to remove products from the market, but the agency must first establish that such products are adulterated (e.g., that the product is unsafe) or misbranded (e.g., that the labeling is false or misleading).

Litigation
None

Other
The Company's principal address is 10390 Farallone Dr, Cupertino, CA 95014

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	10.00%	$5,000	0.47%	$5,000
Estimated Attorney Fees	8.00%	$4,000	0.37%	$4,000
Estimated Accountant/Auditor Fees	10.00%	$5,000	0.47%	$5,000
General Marketing	0.00%	$0	18.69%	$200,000
Manufacturing	60.00%	$30,000	46.73%	$500,000
Accrued expenses of managers, officers, directors or employees	4.00%	$2,000	0.19%	$2,000
General Working Capital	3.00%	$1,500	28.08%	$300,500
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company intends to use the net proceeds of this offering to fund: the final formulation of products and production runs closely followed by marketing expenses for product launch

including the e-commerce platform in order to acquire customers, the repayment of fees and expenses incurred for this offering and general working capital to, among other things, acquire customers, develop distribution channels and develop products.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending on agreements negotiated with customers such as Whole Foods or other health supplement retailers, the marketing budget may need to be adjusted. The actual production ramp up may require initial down payments to suppliers so the manufacturing budget may need to be adjusted accordingly.
Based on growth rate, employee compensation and amounts may need to be modified.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Seema Lindskog

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer from 8/1/2017 to present and Secretary from 8/1/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Marketing Officer, Lavish Life from May 2016 to present
Advisor to Startups: from October 2015 to present
Senior Director of Global Product and Partnership Marketing at Evernote from January to October 2015
Director of Product and Partner Marketing at Roku from September 2012 to December 2014

Education
Carnegie Mellon University – MBA 1989
Bombay University – BCom, 1986

Name
Devesh Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President from 8/1/2017 to present and Chief Financial Officer from 8/1/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner Tomlin Investments from 2/1/2014 to present
Partner Newport Board Group from 2/1/2012 to 1/1/2014
Senior Vice President Commercial Metals Company from 5/1/2008 to 9/1/2011
Senior Vice President Mergers & Acquisitions, Americas Robert Bosch GmbH from 2001 to 2008

Education
Attended Ecole Supérieure Des Sciences Economiques et Commerciales (ESSEC), Cergy Pontoise – 1983-1985
Executive Education – Harvard Business School, MIT Sloan School of Management, IMD (International Institute for Management Development

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Seema Lindskog

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer from 8/1/2017 to present and Secretary from 8/1/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Marketing Officer, Lavish Life from May 2016 to present
Advisor to Startups: from October 2015 to present
Senior Director of Global Product and Partnership Marketing at Evernote from January to October 2015
Director of Product and Partner Marketing at Roku from September 2012 to December 2014

Education
Carnegie Mellon University – MBA 1989

Bombay University – BCom, 1986

Name
Devesh Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President from 8/1/2017 to present and Chief Financial Officer from 8/1/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
 Partner Tomlin Investments from 2/1/2014 to present
 Partner Newport Board Group from 2/1/2012 to 1/1/2014
 Senior Vice President Commercial Metals Company from 5/1/2008 to 9/1/2011
 Senior Vice President Mergers & Acquisitions, Americas Robert Bosch GmbH from 2001 to 2008

Education
 Attended Ecole Supérieure Des Sciences Economiques et Commerciales (ESSEC), Cergy Pontoise – 1983-1985
 Executive Education – Harvard Business School, MIT Sloan School of Management, IMD (International Institute for Management Development

---

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney' s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock, 10,000 shares authorized
Amount outstanding	7,000
Voting Rights	Full voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing members. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of their total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has no debt outstanding:

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is owned by Seema Lindskog (46.7% ownership) and Devesh Sharma (46.7% ownership) primarily.

Below the beneficial owners of 20% percent or more of the Company' s outstanding voting

equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Seema Lindskog	46.7%
Devesh Sharma	46.7%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company and our primary expenses consist of the following: formulating and then producing the first batch of products to start generating revenues. We do not anticipate generating revenue until the second half of 2018.
The Company intends to achieve profitability in the next 12 months by launching TrueClarity products and signing up subscription based repeat customers.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have no cash on hand, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other
Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential

Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 17, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the

Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser' s funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000 shares of common stock, par value $0.010000 per share, of which 3,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $2,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company' s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company' s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

*   The Company does not have the right to repurchase the Securities.
*   The Securities do not have a stated return or liquidation preference.
*   The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WASWRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons:

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Devesh Sharma
_____
(Signature)

Devesh Sharma
_____
(Name)

President and Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Devesh Sharma
_____
(Signature)

Devesh Sharma
_____
(Name)

President and Chief Financial Officer
_____
(Title)

November 16, 2017
_____
(Date)

/s/Seema Lindskog
(Signature)

Seema Lindskog
(Name)

Chief Executive Officer and Secretary
(Title)

November 16, 2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcript

Exhibit C   Offering Page

EXHIBIT A

Financial Statements

FreshMynd Inc.

Unaudited Financial Statements

For the Period Ended August 1, 2017

As of November 1, 2017



Independent Accountant's Review Report

To Management
Freshmynd, Inc.
Cupertino, CA

We have reviewed the accompanying balance sheet of Freshmynd, Inc. as of August 1, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 1, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

FRESHMYND INC.
BALANCE SHEET
As of August 1, 2017
(Unaudited)

ASSETS

Current Assets:	
Cash and cash equivalents	$ 0
Total Current Assets	0
TOTAL ASSETS	$ 0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Current Liabilities:	
Accounts payable	$ 0
Total Liabilities	0
TOTAL LIABILITIES	0
Stockholders' Deficit:	
Common Stock, $0.01 par, 10,000 shares authorized,	
7,000 shares issued and outstanding	70
Subscription Receivable	(70)
Accumulated deficit	0
Total Stockholders' Deficit	0
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 0

Revenues, net	$ 0
Cost of revenues	0
Gross Profit (Loss)	0
Operating Expenses:	
General and administrative	0
Sales and marketing	0
Technology expenses	0
Organizational expenses	0
Total Operating Expenses	0
Net Loss	$ 0

FRESHMYND INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For August 1, 2017
(Unaudited)

| | Common Stock | | Additional Paid-In Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount				
Balance as of Inception	0	$0	$0	$0	$0	$0
Issuance of common stock to founding stockholder	7,000	70	0	(70)	0	0
Net Income	0	0	0	0	0	0
Balance as of August 1, 2017	7,000	$70	$0	$(70)	$0	$0

FRESHMYND INC.
STATEMENT OF CASH FLOWS
August 1, 2017
(Unaudited)

Cash Flows From Operating Activities

Net Income	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Decrease) Increase in accounts payable	0
Net Cash Used In Operating Activities	0

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used In Investing Activities	0

Cash Flows From Financing Activities

Advances from founder	0
Issuance of common stock	0
Net Cash Provided By Financing Activities	0
Net Change In Cash and Cash Equivalents	0
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$ -
Cash paid for income taxes	-

NOTE A - NATURE OF OPERATIONS

FreshMynd, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated on August 1, 2017 ("Inception") in the state of Delaware. The Company is headquartered in Cupertino, California. The Company sells health supplements for attention-deficit/hyperactivity disorder ("ADHD") online through its own website and through retail stores which sell supplements. The Company did not begin operations until 2017.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of the date of Inception, the Company had zero working capital and will likely incur additional costs prior to revenue generating activities. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of the date of Inception, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances more than the federally insured limits. As of August 1, 2017, the Company had no cash on hand.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory,

property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period ending August 1, 2017 as the Company had not yet begun operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of August 1, 2017, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of August 1, 2017, the Company had recognized no sales.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consists of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs are expensed as incurred.

NOTE C – INCOME TAX PROVISION

The Company has not filed a corporate income tax since the Company was not operational as of December 31, 2016. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE D – ISSUANCE OF CAPITAL STOCK

The Company is authorized to issue up to 10,000 shares of common stock with a par value of $0.0001 ("Common Stock"). In connection with the Company's formation on August 1, 2017, the Company sold 7,000 shares of common stock at par value to the Company's founders for a total of $70.00. As of August 1, 2017, 7,000 shares were issued and outstanding.

NOTE E – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founders.

NOTE F – REG CF "CROWDFUND" OFFERING

The Company will conduct an equity crowdfund offering during the fourth quarter of 2017. These financial statements are prepared on a going concern basis. The Company's ability to continue through the end of the current annual period may be dependent upon management's plan to raise funds and commence profitable operations. The

financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE G – SUBSEQUENT EVENTS

Advances from Related Party

From time-to-time, the Company receives funds from its founders to meet its working capital needs. In aggregate, $3,611 was advanced as of October 1, 2017. This amount will be classified as "Advances from Founder" on the balance sheet. The advances carry no interest as they were intended to be short-term and are due upon demand.

Issuance of Common Stock

In August 2017, the Company entered into separate agreements with three individuals to provide advisory services in exchange for 100 shares of restricted common stock each and one individual to provide advisory services in exchange for 200 shares of restricted common stock. The total granted equaled 500 shares of restricted common stock. Shares vest monthly over a four-year period after a three-month cliff period. Unvested shares vest upon closing of the sale of the Company.

Anticipated Crowdfunded Offering

The Company will raise up to $1,070,000 in exchange for Simple Agreements for Future Equity (SAFEs) in an equity crowdfund offering under Regulation CF (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 1, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

Someone close to you, someone you love is struggling with ADHD, right now.
Did you know, one in five high school boys in the US have been diagnosed with ADHD and about one in 10 of all kids. That's more than a hundred million kids worldwide.
Text on Screen:
        ADHD affects…
        1 in 5 High School Boys
        1 in 10 Kids Overall
        100 Million Kids Worldwide
        Source: https://goo.gl/1Gr4mX"s

Two-thirds of these kids are using ADHD medication, but prescription medication has all kinds of scary side effects.
Text on Screen:
        Prescription medication can cause:
        Addiction, anxiety, weight loss, sleeplessness, aggression.

ADHD makes it hard for kids to live up to their potential, to achieve their dreams. There's supplements, but which ones are based on real science? Which ones even taste good?
Text on Screen:
        Which ones are based on Science?
        What's the right dosage?
        How do you get your kids to take them?
        Do they taste good?

There is a better way.
I started FreshMynd because, as with many of you, someone I love has ADHD and I wanted to give parents a natural safe and better alternative to prescription medication that wouldn't have any of the scary side effects.
At FreshMynd we have created a completely new, a completely different kind of natural supplement. It's based on real data from real clinical studies to help children with ADHD find calm and focus in a safe and natural way.
Text on Screen:
        Complete
        Science Backed
        Made in the US
        Kids Tested, Parent approved

There's 12 active ingredients in our supplement and these 12 ingredients have been shown in over 20 different clinical studies to measurably reduce the symptoms of ADHD.
Text on Screen:
        Proven to reduce symptoms of ADHD in 20+ independent clinical studies

        Logos from: The Ohio State University, University of Oxford, Mayo Clinic, Purdue University, Washington State University, Journal of Developmental & Behavioral Pediatrics, Journal of Child and Adolescent Psychopharmacology, The Journal of Pediatrics, Journal of Human Nutrition and Dietetics

We took those 12 ingredients at the dosages that were used in the clinical studies, turned those into four chewable tablets and a spoonful of omegas and they come in three awesome flavors that the kids love. We had the kids and the parents test the supplements at every stage of the process. We wanted to make sure that the kids loved the supplements day after day after day.

We found a fantastic manufacturing partner.

<u>Text on Screen:</u>

> Logos from: NSF, GMP Quality, NON GMO Project Verified, USDA ORGANIC, FDA APPROVED

Our supplements are made in the US at a GMP certified lab, they're the very highest quality that can be.

So kids can finally be who they are truly meant to be, safely and naturally.

When I grow up I want to be a fashion designer.

An attorney and an actor.

An astronaut.

A scientist.

A gymnast in the Olympics.

I want to be a librarian, a professional soccer player or an author or all three.

If someone you love has ADHD give them a better way.

Walt Disney said: "Our greatest natural resource is the minds of our children"

Join us and we'll make the future a better place for kids.

EXHIBIT C

Offering Page